UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐/ Form C: Offering Statement
☐/ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
   ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐/ Form C-AR: Annual Report
☐/ Form C-AR/A: Amendment to Annual Report
☐/ Form C-TR: Termination of Reporting

Name of issuer
EV Solar Kits LLC

Legal status of issuer

      Form
      Limited Liability Company

      Jurisdiction of Incorporation/Organization
      Texas

      Date of organization
      August 10, 2021

Physical address of issuer
6112 Seville Dr., Austin, TX 78724

Website of issuer
evsolarkits.com

Address of counsel to the issuer for copies of notices
U.S. Law Group
427 N. Canon Drive, Suite 206
Beverly Hills, CA 90210
Attn: Usman Shaikh, Esq.

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
As compensation for the services provided, the Issuer has paid $5,000 to the Intermediary. If the Issuer amends the Offering such that the Issuer successfully raises $500,000 or more, the Intermediary shall receive an additional $5,000, to be paid upon distribution of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
/ Yes
☐/ No

Oversubscriptions will be allocated:
☐/ Pro-rata basis
☐/ First-come, first-served basis

☑ / Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$250,000.00

Deadline to reach the target offering amount
March 6, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end
Total Assets	$0.00
Cash & Cash Equivalents	$0.00
Accounts Receivable	$0.00
Short-term Debt	$0.00
Long-term Debt	$0.00
Revenues/Sales	$0.00
Cost of Goods Sold	$0.00
Taxes Paid	$0.00
Net Income	($1,000)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 30, 2023

FORM C/A

Up to $250,000.00

EV Solar Kits LLC



Explanatory Note

EV Solar Kits LLC (the "Company," "EV Solar," or the "Issuer," as well as references to "we," "us," or "our") is filing an amendment to its Form C, which was initially filed with the Securities and Exchange Commission on October 4, 2022, to include a webinar transcript, attached hereto as Exhibit G, to update the Company's financial performance, traction, product information, and patent status in the Company Summary and this Form C/A, and to update traction and product information in the Pitch Deck.

Crowd Notes

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by EV Solar Kits LLC, a Texas Limited Liability Company, to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $250,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "THE OFFERING AND THE SECURITIES--The Securities". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary").
As compensation for the services provided, the Issuer has paid $5,000 to the Intermediary. If the Issuer amends the Offering such that the Issuer successfully raises $500,000 or more, the Intermediary shall receive an additional $5,000, to be paid upon distribution of funds from escrow at the time of closing. The Intermediary will also be entitled to receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0.00	$25,000.00
Aggregate Maximum Offering Amount	$250,000.00	$0.00	$250,000.00

[1]/ This excludes fees to the Company's advisors, such as attorneys and accountants.

[2]/ As compensation for the services provided, the Issuer has paid $5,000 to the Intermediary. If the Issuer amends the Offering such that the Issuer successfully raises $500,000 or more, the Intermediary shall receive an additional $5,000, to paid upon distribution of funds from escrow at the time of closing. The Intermediary will also receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at evsolarkits.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is January 30, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1)/ Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2)/ Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3)/ Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4)/ Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5)/ Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

6)/ Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE.

THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

/

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes

that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at evsolarkits.com.

The Company must continue to comply with the ongoing reporting requirements until:

1)/ the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2)/ the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3)/ the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4)/ the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5)/ the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

EV Solar Kits LLC (the "Company") is a Texas Limited Liability Company, formed on August 10, 2021.

The Company is located at 6112 Seville Dr., Austin, TX 78724.

The Company's website is evsolarkits.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

We intend to generate revenue by selling our portable solar charging kits for electric vehicles via our website or via partnerships with distributors. In the future, we may explore licensing opportunities for our kit designs and generate revenue through royalties. For example, we may license either the design of the kit to one or multiple strategic partners who will have the freedom to manufacture and distribute kits to customers, while we earn a royalty for each kit sold.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$250,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$250,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	March 6, 2023
Use of proceeds	See the description of the use of proceeds on page 30 hereof.
Voting Rights	See the description of the voting rights on page 41 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized under the laws of Texas on August 10, 2021. Accordingly, we have a very limited operating history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We expect to rely on other companies to manufacture completed solar kits that we will distribute to our customers

While we currently do not have an agreement in place with a manufacturer, we expect to depend on various suppliers to meet our product demand. Our ability to meet product demand may be adversely affected if our manufacturing partners do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacturing to do not provide adequate completed products, which must meet required specifications to meet our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two suppliers of solar kits.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Steele Wasik and Jonathan Roklen who are Co-Founder, Majority Owner, CEO and Director of Supply Chain of the Company, respectively. The Company has or intends to enter into employment agreements with Steele Wasik and Jonathan Roklen although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Steele Wasik and Jonathan Roklen or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We

also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Steele Wasik and Jonathan Roklen in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Steele Wasik and Jonathan Roklen die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are

reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected

areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media,

whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their

prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of chemicals, raw materials, food ingredients and other agricultural products as well as plastic packaging materials provided by third-party suppliers. We expect to buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Federal Trade Commission and Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the

environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing

to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect

our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The terms of this Offering have been arbitrarily determined.

If you purchase the securities in this Offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was arbitrarily determined by us. The Offering price for the Securities may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value and may not be indicative of the fair value of the securities. The trading price, if any, of the Securities that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you pay.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

No public market for our Securities currently exists, and an active trading market may not develop or be sustained following this Offering.

A public market does not currently exist for the Securities, and we cannot predict whether an active market for our Securities will ever develop in the future. In the absence of an active trading market, investors may have substantial difficulty selling their Securities or any securities underlying the Securities or getting any liquidity on their investment.

The lack of an active market impairs our investors' ability to sell the Securities at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value of shares of the Securities. An inactive market may also impair our ability to raise capital to continue to fund operations by selling additional Securities or any other of our securities and may impair our ability to expand our operations through acquisitions by using our securities as consideration.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

You will not have a vote or influence on the management of the Company.

All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power

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to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering ("IPO"). If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the holders of the Company's membership units for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of formation, a liquidation of our Company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the holders of the Company's membership units for a vote. The intermediary does not have any fiduciary duty to you to vote membership units of the Company in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Affiliates of the Company, including officers, directors, and existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to conduct multiple closings during the Offering. If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

EV Solar Kits has designed solar charging kits for electric vehicles. We aim to provide electric vehicle ("EV") customers and automobile owners with enhanced range, our kits are designed with roof-installable solar charging panels, optional extendable panels, and a battery that helps facilitate energy transfer from the panels to the EV's existing battery. As a roof-installable solution, these kits are designed to charge while driving. For the long-haul traveler, extendable panels can help provide additional solar panel surface area coverage for idled EVs.

Currently pre-revenue and pre-prototype, we have stopped accepting pre-orders for three of our four kits and expect to fulfill these orders in Q2 2023. We currently have a manufacturing partner who was hired to help us complete prototypes and locate a manufacturer to fulfill these and future product orders.

Business Plan

EV Solar plans to implement two business models—a B2B model (targeting EV rental fleets, ride share companies, OEMs, and dealerships) and a B2C model (targeting individual EV owners). The company is first building out its B2C model with the goal of going to market quicker and to test its product procurement and distribution processes before seeking larger, business accounts.

On the B2C side, the Universal Kit ($4,500 retail price; $3,825 early bird price) and the Commuter ($1,899 for Tesla Model Y installation and $1,799 for Tesla Model 3) are currently available for pre-order on the company's website. EV Solar has closed pre-orders for the Weekender ($2,999). The Overland kit is no longer in development, and related pre-orders have been refunded. While not launched yet, EV Solar expects to price its solar truck bed cover that will be designed for the Tesla CyberTruck at less than $5,000.

On the B2B side, the company has not determined a pricing model; however, it expects to offer volume discounts.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
The Universal Kit	Battery + solar roof panel + extendable roof panels for idle charging (compatible with any EV with a roof rack)	U.S.
The Weekender	Battery + extendable panels for idle charging	The U.S., Middle East, and Asia, with a near-term focus on domestic sales
The Commuter	Battery + solar roof panel (roof panel compatible with Tesla Model 3 and Model Y)	The U.S., Middle East, and Asia, with a near-term focus on domestic sales

The Company expects to develop a roof panel kit for the Tesla CyberTruck in 2024 and plans to engineer these kits for other EV trucks.

We offer our products via our website and plan to eventually offer them through other online sources, OEMs, and dealerships.

Competition

EV Solar ultimately competes with companies that aim to increase EV range. Some of these companies may be auto manufacturers themselves, who may sell an upgrade at the time of purchase to increase range or who may eventually sell a similar product that directly competes with EV Solar's portable solar panel kits. The competitors below include more direct competitors that are selling portable solar power charging technology.

The Company's primary competitors are Renogy, Ecoflow, Jackery, and Bluetti, who sell solar power panels and energy storage devices.

While we believe we are one of the first to market a solar power and energy storage system specifically for electric vehicles, the EV accessory market is young and growing fast. We anticipate there will be similar products marketed from competitors and believe our intellectual property strategy, which includes seeking utility and design patents covering the entire solar kits rather than individual parts, will be important in helping to retain our products' utility and design.

Customer Base

We create products for any owner of an electric vehicle, however we currently consider our primary customers to be Tesla owners.

Intellectual Property*

Application or Registration #	Title	Description	File Date	Grant Date	Country
63/380,001	Electric Vehicle Solar Kit	Systems for electric vehicle solar kits as well as methods for their manufacture, use, and installation.	October 18, 2022	N/A	USA

Provisional patent. The company expects to file a non-provisional patent by May 31, 2023.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 6112 Seville Dr, Austin, TX 78724

The Company conducts business in Texas.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Engineering	100.00%	$25,000	40.00%	$100,000
Product Prototyping	0.00%	$0	20.00%	$50,000
Product Sourcing	0.00%	$0	8.00%	$20,000
Marketing and Advertising	0.00%	$0	8.00%	$20,000
Payroll	0.00%	$0	14.00%	$35,000
Legal	0.00%	$0	8.00%	$20,000
General & Administrative	0.00%	$0	2.00%	$5,000
Total	**100.00%**	**$25,000**	**100.00%**	**$250,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company has the discretion to alter the use of proceeds based on general economic conditions or a change in business needs.

DIRECTORS, OFFICERS, AND EMPLOYEES

Directors and Officers

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	EV Solar Kits Positions	Employment Responsibilities	Past Experience	Education & Qualifications

| Steele Wasik | Co-Founder, Majority Owner, CEO | Oversee company operations and fundraising efforts. | Founder, Clean Choice Solar; May 2021 – November 2021 Managed the installation process for residential solar panel projects.

Project Specialist, Leadership Academy ATX; July 2020 – June 2021 One-year rotational leadership and job program; working within various companies throughout Austin, Texas.

Advertising Specialist, Bill Hagerty Senatorial Campaign; June 2020 – July 2020 Worked on ad-hoc advertising projects as a freelancer.

Executive Ambassador, Lyft; April 2018 – June 2020 Represented Lyft and recruited potential new drivers throughout Austin. | Bachelor's in International Politics and Business Foundations with a Minor in History, University of Texas at Austin

Master's in Advertising and Marketing with a focus in Social Media and Green Energy Adoption, University of Tennessee, Knoxville |

| Jonathan Roklen | Co-Founder, Director of Supply Chain | Oversee procurement and distribution of products. | Infrastructure Materials Manager, Meta; April 2022 – Present Plans demand- and supply-side requirements for the company's Infra Data Center Network

Materials Program Manager, Square; February 2021 – April 2022 Managed supply chain processes, including monitoring supply allocation and identifying material coverage

Senior Material Planner, L3Harris Technologies; June 2020 – February 2021 Responsible for coordinating Space-Qualified EEE material components and manufacturing plans for radar amplification systems.

Material Planner, SpaceX; April 2018 – June 2020 | Bachelor's in Industrial and Operations Engineering, University of Michigan

Master's in Engineering Management, University of California Los Angeles |

			Reportedly was responsible for planning over $15 million worth of avionics, including the Flight Computer and Telemetry System for the Falcon 9 Rocket	

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Texas.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Steele Wasik	Steele Wasik has an at-will employment agreement with EV Solar Kits, where Wasik will provide operational services for a $5,000 monthly salary.	April 2, 2022	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	LLC Membership Interests
Membership Interests Authorized	1,000
Amount outstanding	1,000
Voting Rights	At a duly convened meeting of the Members, each Member has a right to vote in proportion to the Member's percentage interest in the Company.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Crowd Notes issued pursuant to Regulation CF	Securities converted from the Crowd Notes will be subject to dilution if/when the Company issues LLC Membership Interests.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	100%
Difference between this security and the Crowd Notes issued pursuant to Regulation CF	The LLC Membership Interests are equity securities of the Company while the Crowd Notes convert into equity securities upon the occurrence of certain events.

Type of security	SAFE (Simple Agreement for Future Equity)
Number Authorized	6
Amount Outstanding	$120,000
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities converted from the Crowd Notes will be subject to dilution if/when the Company issues LLC Membership Interests in conjunction with the conversion of the SAFEs. In the event of an equity financing, the SAFE will convert into the greater of (1) the number of shares of Standard Preferred Membership Interests equal to the Purchase Amount divided by the lowest price per unit of the Standard Preferred Membership Interests; or (2) the number of units of Safe Preferred Membership Interests equal to the Purchase Amount divided by the Safe Price, which equals the price per unit equal to the Post-Money Valuation Cap ($2 million) divided by the Company Capitalization.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
Other Material Terms	If there is a liquidity event before the termination of the SAFE, holders of the SAFE will be entitled to receive a portion of proceeds equal to the greater of (1) the purchase amount of the SAFE or (2) the amount payable on the number of shares of common securities equal to the purchase amount divided by the liquidity price, which is the price per unit equal to the $2 million valuation cap divided by the company's liquidity capitalization amount.
Difference between this security and the Crowd Notes issued pursuant to Regulation CF	The Crowd Notes and the SAFEs have different conversion triggers and convert into different types of securities. Further, the Crowd Notes have a valuation cap of $3M and a discount of 20%, while the SAFEs have a valuation cap of $2M and no discount.

Besides deferred revenue related to pre-orders, which the Company expects to fulfill in Q2 2023, the Company has no debt outstanding.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE	6	$120,000	General working capital.	April 2022	Section 4(a)(2)

Ownership

A majority of the Company is owned by two people. Those people are Steele Wasik and Jonathan Roklen.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Steele Wasik	80.0%
Jonathan Roklen	20.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are pre-revenue and pre-prototype and reported $1,000 of expenses in 2021 and $60,000 of expenses in 2022 (through August). Over the next two quarters, our goal is to finalize our initial prototypes in preparation to fulfill the $139,000 of kits that have been pre-ordered by our customers. While we anticipate fulfilling these pre-orders in Q2 2023, and we expect to begin generating revenue in Q1 2023 with the launch the Universal Kit.

While not guaranteed, the Company intends to achieve profitability in the next 12 months by selling our portable solar kits.

Liquidity and Capital Resources

The Offering proceeds are essential to our operation and beginning manufacturing. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as our operating capital will be augmented by the Offering proceeds and used to execute our business strategy. As of December 2022, the company had approximately $150,000 of cash on hand. At this time, roughly $139,000 is attributable to pre-orders that may be refunded at the request of the purchaser.

The Company does not have any additional sources of capital.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $250,000 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $25,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 6, 2023 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. If the Company has received the Minimum Amount by the Offering Deadline, the Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's assets value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until forty-eight (48) hours prior to a closing or the Offering Deadline, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon the closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
As compensation for the services provided, the Issuer has paid $5,000 to the Intermediary. If the Issuer amends the Offering such that the Issuer successfully raises $500,000 or more, the Intermediary shall receive an additional $5,000, to be paid upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The Intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our offering materials and the Crowd Note in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Valuation Cap
$3,000,000 ($3 million)

Discount
20%

General
A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company but receives company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note.

Events Triggering Conversion of Crowd Notes
If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this Offering, then the specified event upon which the Crowd Notes would convert into ownership interests of our Company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note is converted immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into ownership interests of our Company upon the earlier of (i) our Company's election to convert your Crowd Notes, including upon a Qualified Equity Financing if our Company elects to convert your Crowd Notes then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Notes, your Crowd Notes is converted immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing

The Crowd Note defines a "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred ownership interests following the closing of this Offering from which we receive gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred ownership interests in connection with such sale (or series of related sales).

If the Crowd Note converts into preferred ownership interests in connection with a Qualified Equity Financing, then we will convert the Crowd Note into preferred ownership interests that are issued in connection with the Qualified Equity Financing, which we refer to as the "Conversion Interests", equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Interests will be on the same terms and conditions applicable to the ownership interests sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive ownership interests of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one (1) minus any applicable Discount, and (b) the price paid for preferred ownership interests by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our ownership interests that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our owner interests), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred ownership interests or equity interests upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred ownership interests that is identical in all respects to preferred ownership interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Ownership Interests in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Ownership Interests), except that the liquidation preference per ownership interest of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series members will grant their vote on any matter that is submitted to a vote or for the consent of the members of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series members will receive quarterly business updates from the company through the Intermediary but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment

The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of ownership interests of our Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the ownership interests of our Company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our Company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting ownership interests of our Company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2X your principal amount) or (ii) the number of preferred ownership interests of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of ownership interests that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our ownership interests), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note
The Crowd Notes will terminate upon the earlier of (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Interests; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Member or Shareholders Agreement and No Anti-Dilution Rights
The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Interests, shadow series members shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company has an operating agreement in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: i) to the Company, ii) to an accredited investor,

as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, iii) as part of an IPO or iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Additional Transfer Restrictions
The Purchaser may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up
Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

The Company does not have the right to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not engaged in transactions with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Steele Wasik
(Signature)

Steele Wasik
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Steele Wasik
(Signature)

Steele Wasik
(Name)

CEO
(Title)

January 30 , 2023
(Date)

/s/Jonathan Roklen
(Signature)

Jonathan Roklen
(Name)

Director of Supply Chain
(Title)

January 30, 2023
(Date)

EXHIBITS

Exhibit A Financial Statements
Exhibit B Company Summary
Exhibit C Subscription Agreement
Exhibit D Crowd Note
Exhibit E Pitch Deck
Exhibit F Video Transcript
Exhibit G   Webinar Transcript

EXHIBIT A

Financial Statements



EV SOLAR KITS LLC
A Texas Limited Liability Company

Financial Statements and
Independent Accountants' Review Report

December 31, 2021

EV SOLAR KITS LLC

Period Ended December 31, 2021

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of EV Solar Kits LLC
Austin, Texas

We have reviewed the accompanying financial statements of EV Solar Kits LLC ("the Company") (a Texas limited liability company), which comprise the balance sheet as of December 31, 2021, and the related statements of operations and members' equity, and cash flows for the period from August 10, 2021 (inception) through December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a not commenced principal operations and has disclosed that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of EV Solar Kits LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
July 24, 2022

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

EV SOLAR KITS LLC
BALANCE SHEET

As of December 31, 2021 (unaudited)


Assets


	2021
Current assets	
Cash and cash equivalents	$ -
Total assets	$ -


Liabilities and Members' Equity (Deficit)


Current liabilities	
Accounts payable	$ -
Total liabilities	-
Members' Equity	
Member contributions	1,000
Accumulated deficit	(1,000)
Total members' equity	-
Total liabilities and members' equity	$ -

See independent auditors' report and accompanying notes to the financial statements.

- 2 -

EV SOLAR KITS LLC
STATEMENT OF OPERATIONS

For the period from August 10, 2021 (inception) through December 31, 2021 (unaudited)

	2021
Sales	$ -
Cost of sales	-
Gross profit	-
Operating expenses	
Start-up costs	1,000
Total operating expenses	1,000
Operating income (loss)	(1,000)
Net income (loss)	$ (1,000)

See independent auditors' report and accompanying notes to the financial statements.

EV SOLAR KITS LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

For the period from August 10, 2021 (inception) through December 31, 2021 (unaudited)

	Contributions from Members'		Accumulated Earnings (Deficit)		Total	
Balance, August 10, 2021 (inception)	$	-	$	-	$	-
Capital Contributions		1,000		-		1,000
Net income (loss)		-		(1,000)		(1,000)
Balance, December 31, 2021	$	1,000	$	(1,000)	$	-

EV SOLAR KITS LLC
STATEMENT OF CASH FLOWS

For the period from August 10, 2021 (inception) through December 31, 2021 (unaudited)

		2021
Cash flows from operating activities		
Net income (loss)	$	**(1,000)**
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Stock-based compensation		-
Net cash provided by (used in) operating activities		**(1,000)**
Cash flows from investing activities		
Purchase of property and equipment		-
Net cash provided by (used in) investing activities		-
Cash flows from financing activities		
Contributions from members'		**1,000**
Net cash provided by (used in) financing activities		**1,000**
Net increase (decrease) in cash and cash equivalents		-
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	-
Supplemental Disclosure		
Interest paid	$	-
Taxes paid	$	-

See independent auditors' report and accompanying notes to the financial statements.

EV SOLAR KITS LLC
NOTES TO THE FINANCIAL STATEMENTS

For the period from August 10, 2021 (inception) through December 31, 2021 (unaudited)

Note 1 – Nature of Business and Summary of Significant Accounting Policies –

This summary of significant accounting policies of EV Solar Kits LLC ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

EV Solar Kits LLC is a limited liability company organized August 10, 2021 under the laws of the State of Texas, and is headquartered in Austin, Texas. The Company intends to design and sell portable solar charging kits for electric vehicles based on its patent-pending proprietary design.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts receivable

Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible. The Company has no accounts receivable as of December 31, 2021.

Income Taxes

The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and in the State of Florida. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return and are open for review since inception.

Inventory

Inventories are valued at the lower of cost (first-in, first-out) or market (net realizable value). Inventory at year end consists of raw materials and finished products. The company records impairment reserves against inventory balances as deemed necessary. There were no inventory balances on hand as of December 31, 2021.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation. Items with a useful life over one year are capitalized. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets which is generally five years for all equipment. There was no property and equipment owned by the Company as of December 31, 2021.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $0 for the period ended December 31, 2021.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

    I.   Identify the contract with a customer
    II.   Identify the performance obligations in the contract
    III.   Determine the transaction price
    IV.   Allocate the transaction price to the performance obligations in the contract
    V.   Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized upon the transfer of control of promised goods or services to customers. Revenue is expected to consist of retail sales of charging kits. Revenue is recognized when the items are delivered to customers. Revenue is presented net of returns and discounts.

For the period ended December 31, 2021, the Company had not generated any revenue yet.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Shipping and handling costs

Shipping and handling costs are expensed as incurred.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

EV SOLAR KITS LLC
NOTES TO THE FINANCIAL STATEMENTS

For the period from August 10, 2021 (inception) through December 31, 2021 (unaudited)

Note 2 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has no operating capital and has not yet commenced its principal operations as of December 31, 2021 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 3 – Members' Equity

The Company's two founding members were granted an aggregate 1,000 option to purchase membership units with a cashless exercise provision, which vest ratably over a 24-month period beginning in September 2021. The options were attributed nominal value.

During the period ended December 31, 2021, the Company's CEO paid $1,000 in startup and organizational costs, which is considered an opening contribution to the Company.

Note 4 – Risks and Uncertainties

The Company's future business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, severe inflation, rising supply chain and logistical costs, or changes in consumer taste and preference. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2020, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 5 – Subsequent Events

The Company has evaluated events through July 24, 2022, the date these financial statements were available to be issued, identifying the following events for disclosure:

During March 2022, the Company amended its operating agreement with the following provisions:
The Company's aggregate 1,000 outstanding options were exchanged for 1,000 units to the Company's two founders. One of the members was also granted the option for an additional 5% of outstanding units (initially 50 units) upon the execution of a full-time employment agreement with the Company, which will be offered when mutually agreed-upon by both parties.

Future issuance of units via investment or reallocation will be split based on the following: the first 15% will come directly from the membership units of the Company's CEO. After the first 15%, reallocation or issuance for new investment will be split ratably among all members.

The Company will split the initial profit share between its two members on a 75%/25% split for a period of two years from September 21, 2021 through September 21, 2023. After the profit sharing period ends, all profits will be shared ratably based on ownership percentages.

During April 2022, the Company issued an aggregate $120,000 in SAFE agreements with a $2 million post-money valuation cap, which will automatically convert to equity upon a qualified financing event with a conversion price to be determined upon the event.

During the third quarter of 2022, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through MicroVenture Marketplace, Inc., a registered broker-dealer and FINRA member.

EXHIBIT B

Company Summary



MicroVentures

Company: EV Solar Kits

Market: CleanTech

Product: Rooftop and extendable solar panel kits for electric automobiles



EV SOLAR KITS

Company Highlights

- •/ Customers pre-ordered $139,000 worth of solar-power kits designed for electric vehicles
- •/ EV Solar achieved its pre-orders with zero marketing spend
- •/ EV Solar's kits are designed to provide comparable range enhancements at a 75% discount compared to manufacturer range upgrades[i]
- •/ On top of its solar rooftop and extendable solar panel kits, EV Solar Kits is planning to develop an after-market pickup truck solar panel bed for EV trucks like the Tesla Cyber Truck

WHY IT'S INTERESTING

You've likely seen Teslas on the road, as electric vehicles ("EVs") have become very popular alternatives to internal combustion engines. Their popularity is expected to only go up, as the number of EVs on the road within the U.S. alone is expected to increase ten-fold by 2030, from 2020 levels.[ii] However, range anxiety can be a concern for potential EV buyers.[iii] EV Solar Kits ("EV Solar") is attempting to capitalize on their popularity while solving issues EV owners face by developing portable solar charging kits. By focusing on charging accessibility, it is developing products engineered for individuals on the move with solar kits that can be attached to the rooftop of any EV. Additionally, EV Solar expects to roll out extendable solar panels kits for additional charging capacity while parked, perfect for long-haul travelers.

The company has already captivated 76 EV owners with its kits, who have pre-ordered over $139,000 worth of rooftop and extendable kits specifically made for the Tesla Model Y and 3. While the company expects to fulfill these pre-orders in Q2 2023, it has also just launched a universal solar panel kit for any EV owner, which is expected to begin production in Q1 2023. To fulfill its production needs, EV Solar has engaged a supply chain partner that plans to help expedite its initial go-to-market phase. It has also filed a provisional patent for the manufacturing, installation, and deployment of the kits (rooftop flex panels, extendable assembly, and solar generator). Long-term, the company is looking to expand its aftermarket kits to include solar panel attachments


for larger EVs, including the Tesla CyberTruck.

Founded in August 2021, EV Solar Kits' traction to date has been entirely organic, as the company has not spent a single dollar on advertising. Part of its growth can be attributed to CleanTech entrepreneur and marketer, Steele Wasik, who leads the company. Wasik previously founded a CleanTech company that operated within the solar industry and recognized an opportunity to help make affixed assets more useful for those on the go. The company has already raised $120,000 and is seeking additional capital as it prepares to produce a prototype and bring their product to the market.

Deck / Video

EXECUTIVE SNAPSHOT

EV Solar has designed portable, aftermarket solar panel charging kits for electric vehicles with the goal of providing increased range and decreased vehicle operating costs for EV owners. Compared to sit-and-wait charging stations, the Company has designed portable solar panels to attach directly to the roof of any EV. The energy collected is stored in a portable battery that can be hooked up to the EV's charging input when a quick charge is needed. EV Solar has also developed an extendable panel kit for long-haul travelers with the goal of providing additional chargeable surface area while parked. Looking ahead, EV Solar is aiming to be the go-to aftermarket leader in portable solar panel technology with its kits specifically designed for EV charging while on the move. Initially selling directly to consumers, it anticipates partnering with businesses (rental fleet operators, original equipment manufacturers or "OEMs", and EV dealerships) in the future.

PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below are subject to Regulation CF investment limits. The following perks are not inclusive of lower dollar amount perks.

- $500 - 10% discount code
- $2,500 - 25% discount code
- $10,000 - Video Call with Founders + 25% discount code
- $20,000 - Free kit of your choice + Video Call with Founders

COMPANY SUMMARY

Opportunity

The concerns surrounding climate change and its impact on our environment have help increase focus on clean technology ("CleanTech") solutions. Electric vehicles represent an alternative to carbon dioxide-emitting internal combustion engines. Over the last few years, they have become very popular among consumers and are expected to experience continued adoption in the coming years. For example, approximately two million EVs were on the road in the U.S. in 2020, and this number is expected to increase to 26 million by 2030.[iv] Despite their popularity, consumers still have concerns about EVs, particularly surrounding range anxiety, a lack of awareness of charging locations, and coal-powered electric grids.[v] Some concerns, specifically for Tesla owners, can be alleviated with an expensive upgrade or by purchasing a designated long-range model, which could cost $10,000+ than standard models.[vi vii]


EV Solar is attempting to address these issues with its portable solar kits designed to be attached directly to an electric vehicle. With its solar rooftop kits, its goal is to provide consumers with a portable battery while driving, which could provide up to 60 miles of extra range per day—or about a 15% range increase to a Tesla Model 3.[viii] The company has also developed an extendable solar panel kit for long-haul trips, which are designed to extend from the trunk and charge while parked. To date, EV Solar has received over $139,000 worth of pre-orders from 76 consumers, and they expect to start shipping those kits beginning in Q2 2023. To fund additional product enhancements and rollouts, including its newly launched Universal Kit and an expected solar panel bed cover for EV pickup trucks, EV Solar is looking to raise up to $250,000 in this crowdfunding campaign.

Product

The company currently has four solar panel kits in the pre-prototype phase:



The Weekender



The Commuter

The Weekender is for any EV owner, as it comes with extendable panels that are charged while parked. Its panels are engineered to charge up to 1,600 watts of solar power (8 x 200 watts). These panels are hooked up to a battery storage system (included within the kit). The contents of this kit include:

- •/ Stackable, extendable panels
- •/ Battery
- •/ 6kWh inverter

The Commuter is primarily for the "average" day commuter that drives a Tesla Model Y or Tesla Model 3. Its rooftop panels are engineered to charge up to 400 watts of solar power. It's for individuals who are looking for a touch of added range when needed. This kit includes the following items:

- •/ Rooftop flex panel
- •/ Battery
- •/ 6kWh inverter



Universal Kit (Any EV)



The Universal Kit is for any EV owner (Tesla and non-Tesla owners) and incorporates the features of both a rooftop kit and extendable panels. The Universal Kit's extendable solar panels, as seen in the picture above, offer for greater solar coverage when parked. When driving, the panels retract beneath the rooftop panel, which can be charged on the move. This kit was designed to be affixed to any EV that has a roof rack and is anticipated to charge up to 1,100 watts.

The Weekender and Commuter are being designed to provide up to 2,000 watts of solar power, providing up to 60 miles of extra range per day (assuming the kit is receiving sunlight for the full day, or approximately 8 hours). In line with EV Solar's goal of increased access to range that fits into one's lifestyle, its kits are designed to be compact and easily assembled.



ROOF FLEX PANELS
400 W
STACKABLE FLEX PANELS
8X 200W
6KW INVERTER + BATTERY
2X 110V OUTLET - 1X 220V OUTLET - 2X USB OUTLET
2X SOLAR PANEL INPUT - 1X WALL OUTLET INPUT

Use of Proceeds

If EV Solar raises the minimum ($25,000) amount, it intends to use all of the proceeds for engineering costs. If it raises the maximum ($250,000) offering amount, it intends to use the proceeds as follows:




- •/ **Engineering:** Costs associated with finalizing engineering for solar kits
- •/ **Prototyping:** Building a final prototype for testing and marketing
- •/ **Sourcing:** Sourcing costs related to finding and paying manufacturers for solar kits
- •/ **Marketing:** G2M marketing campaign consisting of online ads and influencer marketing
- •/ **Salaries:** Payroll expenses intended to be used for founders' salaries
- •/ **Legal:** Various legal expenses associated with fundraising
- •/ **General & Administrative:** Expenses associated with software needs, office supplies, subscriptions, etc.

Product Roadmap

In Q1 2023, EV Solar is preparing for its market launch with the rollout of the Universal Kit, which it is currently accepting pre-orders for. Over the next two quarters, it expects to fulfill its existing pre-orders for the Commuter and Weekender. Over the next two years, the company is aiming to focus on developing the truck bed kit for Tesla's CyberTruck model as well as other EV trucks (Rivian and Ford). In 2024, the company expects to be ready to fulfill orders for commercial customers, such as commercial fleet operators (cargo vans and trucks), rental fleet operators, ride share companies, EV dealerships, and original equipment operators ("OEMs").

Business Model

EV Solar plans to implement two business models—a B2B model (targeting EV rental fleets, ride share companies, OEMs, and dealerships) and a B2C model (targeting individual EV owners). The company is first building out its B2C model with the goal of going to market quicker and to test its product procurement and distribution processes before seeking larger, business accounts.

On the B2C side, the Universal Kit ($4,500 retail price; $3,825 early bird price) and the Commuter ($1,899 for Tesla Model Y installation and $1,799 for Tesla Model 3) are currently available for pre-order on the company's website. EV Solar has closed pre-orders for the Weekender ($2,999). The Overland kit is no longer in development, and related pre-orders have been refunded. While not launched yet, EV Solar expects to price its solar truck bed cover that will be designed for the Tesla CyberTruck at less than $5,000.



On the B2B side, the company has not determined a pricing model; however, it expects to offer volume discounts.

USER TRACTION

EV Solar is currently taking pre-orders for the Commuter and Universal Kits. So far, 76 customers have pre-ordered over $139,000 worth of kits, including the Weekender, which the company expects to begin fulfilling in Q2 2023. To help develop prototypes and prepare for its commercial rollout and potential future demand, it is working with Gembah Engineering, its product management and manufacturing partner.

HISTORICAL FINANCIALS

EV Solar is currently pre-revenue and has raised $120,000 to fund its operations since its inception in August 2021. Since then, it has incurred roughly $90,000 in expenses and recorded a net loss of $1,000 and $91,361 in 2021 and 2022, respectively. As of December 2022, the company had approximately $150,000 of cash on hand. At this time, roughly $139,000 is attributable to pre-orders that may be refunded at the request of the purchaser.

A breakdown of the company's expenses through 2022 are as follows:





INDUSTRY AND MARKET ANALYSIS

CleanTech

According to Canada's Economic Strategy Tables, the global market for clean technology is expected to surpass $2.5 trillion in 2022.[ix] Major catalysts driving growth to the industry include increased global investments, ambitious global net-zero emission goals,[x] and growing consumer awareness around climate change and the lack of renewable energy worldwide.[xi] As of 2022, over 70 countries, including the largest polluters – China, the U.S., and the European Union – have set net-zero targets, representing approximately 76% of global emissions.[xii] Additionally, according to the IEA, the explosive growth of the battery market to store energy for electric vehicles and the electric grid is expected to be a large growth driver.[xiii] The IEA is also projecting that the battery market as it relates to EVs could result in an oil displacement of 4.6 million barrels per day by 2030.[xiv]



Electric Vehicles

The global electric vehicle ("EV") market was valued at approximately $185 billion in 2021 and is expected to reach $980 billion by 2028, exhibiting a compound annual growth rate ("CAGR") of 24.5%.[xv] A major catalyst expected to be driving growth in the industry is an increased public awareness of the negative effects of traditional combustion engines.[xvi] According to the EPA, the transportation sector accounts for approximately 27% of greenhouse gas emissions in the U.S., making it the largest contributor ahead of electricity.[xvii] Additionally, favorable legislation and government policy may have created sizable federal tax credits that could be attractive to buyers. A survey by UC Davis found that nearly 30% of consumers who purchased EVs early on cited EV tax credits as a factor in their purchasing decision.[xviii]

Effective immediately after enactment of the Inflation Reduction Act (after August 16, 2022), the EV tax credit is only available for qualifying electric vehicles for which final assembly occurred in North America. Further changes to the eligibility rules will begin in 2023. Separately, starting in 2023, the Inflation Reduction Act also establishes tax credits for pre-owned clean vehicles and for commercial clean vehicles. The used car credit may be particularly relevant as EVSK is producing an after-market solution.[xix]

Automobile Aftermarket

The automobile aftermarket encompasses components and services that are purchased to enhance a vehicle's specs, which can be strictly utility (a lug nut manufactured by a non-automobile manufacturer) or aesthetic and performance-based, such as appearance, speed, sound, and other custom add-ons. Globally, the automobile aftermarket was valued at more than $400 billion in 2021, which is a testament to consumers' choice in altering their rides to fit their own lifestyles. Looking ahead, this market is expected to modestly grow at a 3.4% CAGR by 2030. One interesting yet understandably obvious industry trend is the digitization of component delivery sales and services, along with e-commerce purchase and distribution means.[xx]

It might be common to wonder how electric vehicles could shake up the automobile aftermarket industry. While electric vehicles are designed to be more efficient and break down less than their internal combustion engine counterpart, the aftermarket for parts and services is still expected to play a big role in maintaining EVs.[xxi]

CleanTech Venture Financings

In the past 11 years, a total of $157 billion has been invested in CleanTech companies, which has increased annually since 2014. In 2021 alone, $47+ billion was invested across 3,421 deals. Additional financing highlights include the following:

- Capital invested increased at a compounded annual growth rate of 45.4% since 2016.
- Median pre-money valuations have been increasing for the last two years. In 2021, the median pre-money valuation for CleanTech companies was over $13 million, which was more than a 50% increase from 2020.
- Deal sizes have also been increasing in the last few years and reached $1.88 million in 2021, which more than doubled from 2020.




Capital Invested and Deal Count in CleanTech Companies, 2011 - 2021

Source: PitchBook Data, Inc.

COMPETITORS

EV Solar ultimately competes with companies that aim to increase EV range. Some of these companies may be auto manufacturers themselves, who may sell an upgrade at the time of purchase to increase range or who may eventually sell a similar product that directly competes with EV Solar's portable solar panel kits. The competitors below include more direct competitors that are selling portable solar power charging technology.



Renogy: Founded in 2010, Renogy produces solar panel charging equipment and energy storage systems. Its solar panel products, which include flexible, fixed, and transportable monocrystalline panels, can provide energy charging solutions for the home, trucks, campers, maritime exploration, and other on-the-road needs. Ranging from 5 Watt to 550 Watt energy needs, its mid-tier flexible panels, which can be affixed to vehicles, cost between $189 and $339.[xxii] In June 2022, the company closed a Series E round led by Qianhai FoF, along with participation from Vision Knight Capital, Sirius Capital, and Morning One Fund.[xxiii] According to one source, the company raised "hundreds of millions of Yuan" in this financing round.[xxiv]



Ecoflow: Ecoflow is a provider of solar panels and energy storage systems. Its solar panels include fixed panels that can be attached to homes or portable panels that can be taken on the road. Its panels are designed to deliver 60 watts to 400 watts of power and can be foldable into easy-to-store and carry briefcases for mobility-focused customers.[xxv] Ecoflow also sells portable batteries and smart home accessories that can be charged from its solar panels. Of its portable batteries, the Delta Pro is a 3.6 − 25 kWh (kilowatt hours) capacity battery[xxvi] that has EV charging capabilities if used with the EcoFlow EV Ex-Stream Adapter.[xxvii] In 2021, the company raised more than $100 million from Sequoia's China fund, HillHouse, and CICC, which valued the company at several billions of dollars. The company is expecting to go public on the NASDAQ-style ChiNext board in China in a few years.[xxviii]





Jackery: Founded in 2012, Jackery is a portable energy converter and storage company whose products are engineered to transform solar energy into electric energy. The company has three solar panels designed to provide up to 60 watts, 100 watts, and 200 watts of power. Its 200-, 100-, and 60-Watt portable panels cost $700,[xxix] $300,[xxx] and $180,[xxxi] respectively. The company also offers varying capacity portable generators designed to store energy collected from its solar panels. Its second-highest capacity generator is the Explorer 1500 Pro which has a 1,534Wh (Watt hour) capacity and costs $1,700.[xxxii] Used with a Tesla charging adapter, this generator can charge a Tesla Model 3 when paired with 400 watts of solar power.[xxxiii]



Bluetti: Bluetti was formed in 2019 as a provider of portable energy sources. Its portable solar panels consist of 120 Watt, 200 Watt, and 350 Watt power options and can be easily folded and carried.[xxxiv] These solar panels are designed to transmit energy to portable power stations that range in capacity from smaller 248Wh[xxxv] to 5,100Wh.[xxxvi] Following a $6+ million crowdfunding round on Indiegogo in 2020,[xxxvii] Bluetti raised over $3 million on Kickstarter in 2021.[xxxviii]

EXECUTIVE TEAM



Steele Wasik, Co-Founder and CEO: Steele Wasik co-founded EV Solar Kits in September 2021, which is his second CleanTech venture. Wasik previously owned and operated the solar installation company Clean Choice Solar. Prior to founding both companies, Wasik participated in a rotational leadership program, working within multiple Austin-based companies, where he specialized in data collection projects, advertising campaigns, and website design. Wasik holds a Master's in Advertising and Marketing from the University of Tennessee, Knoxville, where he focused on social media and green energy adoption. He also holds a Bachelor's in International Politics and Business Foundations from UT Austin and studied International Development at UCLA. Wasik was a track and field athlete at all three universities and previously represented USA at the 2018 Pan American Cup and 2017 Thorpe Cup.[xxxix]

Jonathan Roklen, Co-Founder and Director of Supply Chain: Jonathan Roklen oversees EV Solar Kits' supply chain and manages the procurement of materials for its kits. Roklen is also an Infrastructure Materials Manager at Meta, where he plans demand- and supply-side requirements for the company's Infra Data Center Network. Previously, Roklen was a Materials Program Manager at Square, where he managed supply chain processes, including monitoring supply allocation and identifying material coverage. Roklen also served as a Senior Material Planner at L3Harris, a Material Planner at SpaceX, and was part of GE Aviation's Operations Management Leadership Program. Roklen holds a Bachelor's of Science in Industrial Engineering from the University of Michigan and a Master's of Science in



Engineering from UCLA. Additionally, Roklen was part of the University of Michigan's Air Force ROTC for two years.

PAST FINANCING

EV Solar Kits previously raised $120,000 through the issuance of Simple Agreement for Future Equity ("SAFE") notes. There is a $2 million post-money valuation cap attached to these SAFE notes. For additional information, please refer to the Capitalization and Ownership section in the Form C.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $250,000
Discount Rate: 20%
Valuation Cap: $3 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred ownership interests (Conversion Interests) at a price based on the lower of (A) a 20% discount to the price per unit for Preferred Ownership Interests by investors in the Qualified Equity Financing or (B) the price per unit paid on a $3 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Futurism: Startup Says Its Solar Upgrade for Teslas Adds 60 Miles in Range per Day

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:


•/ Rapidly changing consumer preferences and market trends,

•/ Inability to expand and maintain market acceptance for the company's services and products,

•/ Inability to gain access to international markets and comply with all applicable local laws and regulations,

•/ Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,

•/ Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,

•/ Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,

•/ Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,

•/ Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,

•/ Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,

•/ Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

•/ Inability to adequately secure and protect intellectual property rights,

•/ Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,

•/ Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,

•/ Changes in laws and regulations materially affecting the company's business,

•/ Liability risks and labor costs and requirements that may jeopardize the company's business,

•/ Dependence on and inability to hire or retain key members of management and a qualified workforce,

•/ Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,

•/ Issuance of additional company equity securities at prices dilutive to existing equity holders,

•/ Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and

•/ Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] Assumes $1,799 MSRP for the Commuter compared to a $9,500 long-range upgrade for Tesla vehicles (https://www.evspeedy.com/upgrade-range-tesla/)

[ii] https://www.jdpower.com/cars/shopping-guides/the-future-of-evs

[iii] https://www.caranddriver.com/news/a40119553/survey-range-anxiety-evs/

[iv] https://www.jdpower.com/cars/shopping-guides/the-future-of-evs

[v] https://www.caranddriver.com/news/a40119553/survey-range-anxiety-evs/

[vi] https://www.evspeedy.com/upgrade-range-tesla/

[vii] https://www.motortrend.com/features/how-much-is-a-tesla/

[viii] https://www.tesla.com/model3



ix https://www.ic.gc.ca/eic/site/098.nsf/eng/00023.html

x https://qz.com/2073244/how-much-is-the-clean-tech-industry-worth/

xi https://www.seedstars.com/content-hub/insights/rise-and-future-cleantech-industry/

xii https://www.un.org/en/climatechange/net-zero-coalition - :~:text=More than 70 countries, including,about 76%25 of global emissions.

xiii https://iea.blob.core.windows.net/assets/deebef5d-0c34-4539-9d0c-10b13d840027/NetZeroby2050-ARoadmapfortheGlobalEnergySector_CORR.pdf

xiv https://iea.blob.core.windows.net/assets/ad8fb04c-4f75-42fc-973a-6e54c8a4449a/GlobalElectricVehicleOutlook2022.pdf

xv https://www.fnfresearch.com/electric-vehicle-market

xvi https://blinkcharging.com/the-growing-popularity-of-the-ev/?locale=en - :~:text=New consumers are also paying,top reasons consumers choose EVs.

xvii https://www.epa.gov/ghgemissions/sources-greenhouse-gas-emissions - :~:text=Transportation (27%25 of 2020 greenhouse,ships, trains, and planes.

xviii https://its.ucdavis.edu/blog-post/credits-rebates-play-key-role-building-consumer-market-cleaner-electric-vehicles/

xix https://home.treasury.gov/system/files/136/EV-Tax-Credit-FAQs.pdf

xx https://www.grandviewresearch.com/industry-analysis/aftermarket-automotive-parts-market

xxi https://www.autoserviceworld.com/worried-that-evs-will-kill-the-aftermarket-heres-why-you-shouldnt/

xxii https://renogy.com/solar-panels/

xxiii Pitchbook, Downloaded June 21, 2022

xxiv https://equalocean.com/briefing/20220607230140026

xxv https://www.ecoflow.com/us/collections/solar-panels

xxvi https://www.ecoflow.com/us/delta-pro-portable-power-station

xxvii https://us.ecoflow.com/products/ev-x-stream-adapter-ecoflow-delta-pro

xxviii https://www.bloomberg.com/news/articles/2021-12-09/sequoia-backed-battery-unicorn-prepares-for-ipo-as-demand-spikes

xxix https://www.jackery.com/products/solarsaga-200w-solar-panel

xxx https://www.jackery.com/products/solarsaga-100w-solar-panel

xxxi https://www.jackery.com/products/solarsaga-60w-solar-panel

xxxii https://www.jackery.com/products/explorer-1500-portable-power-station

xxxiii https://www.youtube.com/watch?v=wblPS4zjCWI&t=310s

xxxiv https://www.bluettipower.com/collections/solar-panels

xxxv https://www.bluettipower.com/collections/power-stations

xxxvi https://www.bluettipower.com/collections/home-battery-backup

xxxvii https://knowtechie.com/bluettis-new-ac300-ac200-max-mobile-power-stations-raise-the-bar/

xxxviii https://www.kickstarter.com/projects/bluetti/bluetti-ep500-and-ep500pro-the-new-era-of-home-backup-power?ref=discovery&term=bluetti

xxxix https://utsports.com/sports/track-and-field/roster/steele-wasik/12729

EXHIBIT C

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

EV Solar Kits LLC
6112 Seville Dr.
Austin, TX 78724

Ladies and Gentlemen:

The undersigned understands that EV Solar Kits, a limited liability company organized under the laws of Texas (the "Company"), is offering up to $250,000.00 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated January 30, 2023 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on March 6, 2023, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the

Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a)/ The Company is duly formed and validly existing under the laws of Texas, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b)/ The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c)/ The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d)/ Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i./   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii./   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii./   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv./   Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i./   The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii./   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii./   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv./   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The

undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v./   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi./   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii./   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of the Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i./   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof

which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii./   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii./   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	6112 Seville Dr. Austin, TX 78724 Attention: Steele Wasik
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

EV Solar Kits LLC
By_____ Name: Title:

EXHIBIT D

Crowd Note

EV Solar Kits LLC

CROWD NOTE

FOR VALUE RECEIVED, EV Solar Kits LLC, a Texas limited liability company (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $3 million.

The "**Discount**" is 20%.

The "**Offering End Deadline**" is March 6, 2023.

1. Definitions.

a./ "**Conversion Interests**" shall mean with respect to a conversion pursuant to Section 2, of the Company's preferred ownership interests issued in the Qualified Equity Financing.

b./ "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per interest for preferred ownership interests by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c./ "**Corporate Transaction**" shall mean:

i./ the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii./ the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of ownership interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the ownership interests of the Company or the surviving or acquiring entity),

iii./ the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting ownership interests of the Company (or the surviving or acquiring entity), or

iv./ the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's organization or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d./ "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e./ "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f./ "**Fully-Diluted Capitalization**" shall mean the number of outstanding preferred ownership interests of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for preferred ownership interests, (ii) exercise of all outstanding options and warrants to purchase preferred ownership interests and, in the case of Section 1(b), and (iii) the units reserved or authorized for issuance under the Company's existing option plan or any option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g./ "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h./ "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i./ "**Maximum Raise Amount**" shall mean $250,000.00 under Regulation CF.

j./ "**Outstanding Principal**" shall mean the total of the Purchase Price

k./ "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred ownership interests following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred ownership interests in connection with such sale or series of related sales).

l./ "**Shadow Series**" shall mean a series of the Company's preferred ownership interests that is identical in all respects to the preferred ownership interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Ownership Interests in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Ownership

Interests), except that the liquidation preference per interest of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

 i./ Shadow Series members shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy; and

 ii./ Shadow Series members shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m./ "**Target CF Minimum**" shall mean $25,000.00 raised via Regulation CF.

2. Conversion of the Crowd Note.

a./ **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Interests pursuant to the following:

 i./ If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Interests upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

 ii./ If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Interests prior to the closing of the Qualified Equity Financing.

b./ **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Interests equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

 i./ The issuance of Conversion Interests pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the ownership interests sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive interests of a Shadow Series with certain limited rights.

c./ **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

 i./ If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

  A./ Converting to preferred ownership interests. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of preferred ownership interests of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

  B./ Obtaining the Corporate Transaction Payment.

 ii./ If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Interests pursuant to Section 2 (a).

d./ **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Interests.

3

e./ **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Interests; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3./**Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a./ **Organization, Good Standing and Qualification**. The Company is a limited liability company duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b./ **Authorization**. Except for the authorization and issuance of the Conversion Interests issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and members necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c./ **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d./ **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Articles of Organization or Operating Agreement, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e./ **Valid Issuance of Equity**. The Conversion Interests, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the truth and accuracy of the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f./ **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

4

g./ **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4./**Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a./ **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b./ **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account and not with a view to, or for resale in connection with, any distribution of this Crowd Note or any underlying securities.

c./ **Required Information**. The Investor acknowledges that they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d./ **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made his, her or its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e./ **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f./ **Voting and Inspection Rights**. The Investor acknowledges that if they are <u>not</u> a Major Investor they shall have limited voting, information and inspection rights.

g./ **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5./**Miscellaneous**.

a./ **Security.** This Crowd Note is a general unsecured obligation of the Company.

b./ **Special Purpose Vehicle.** The Investor agrees to take any and all actions determined in good faith by the Company's managing members to be advisable to reorganize this instrument and any Conversion

Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c./ **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d./ **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Texas as applied to other instruments made by Texas residents to be performed entirely within the state of Texas regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e./ **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f./ **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Interests may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Interests issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred ownership interests sold in the Qualified Equity Financing (or the Shadow Series).

g./ **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h./ **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i./ **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j./ **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6./**Dispute Resolution**.

   a./ **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

   b./ **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

   c./ **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

   d./ **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7./**Approval**. The Company hereby represents that its managing members, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8./**Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

EV SOLAR KITS
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The Problems with EV Ownership[1, 2, 3]

- Range Anxiety
- Lack of Infrastructure
- "On the grid" Charging
- Lifestyle Aversion



0
1-25
26-50
51-100
101-500
501-1,000
1,001+
25 square miles
Major roads
Seattle
Salt Lake City
San Francisco
Denver
Los Angeles
Chicago
St. Louis
Boston
New York City
Washington
Atlanta
Houston
Miami
Anchorage, Alaska
Honolulu
San Juan, Puerto Rico

Charging Network Heatmap[4]

[1] https://www.motorbiscuit.com/ev-wont-release-plugged-charging-cable-first-unlock-electric-car/
[2] https://www.motorbiscuit.com/where-do-charging-stations-get-their-power/
[3] https://thenextweb.com/news/buying-ev-isnt-purchase-lifestyle-choice-syndication
[4] https://www.pewresearch.org/fact-tank/2021/06/07/todays-electric-vehicle-market-slow-growth-in-u-s-faster-in-china-europe/



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Opportunity

EV Sales worldwide doubled in 2021, hitting 6.6 million unit sales for the year. This trend is similar in Q1 2022, as EV sales year-over-year increased 75% for the quarter.[1]

At EOY 2022, our estimated market opportunity will be:

TAM of $13.2 billion – All EV[2]

Beachhead of $4 billion[3]

[1] https://www.iea.org/data-and-statistics/data-product/global-ev-outlook-2022

[2] $2,000 (EV Solar's average pre-order price) multiplied by 6,600,000, which represents global EV units

[3] $2,000 multiplied by 2,000,000, which is the estimated number of EV units within the U.S.

[4] https://www.bcg.com/publications/2022/electric-cars-finding-next-gear

Estimated Vehicle Ownership, by Energy Type[4]



% of all vehicles, by Energy Type

Year	Gasoline	Diesel	Hybrid	Battery Electric
2021	73	12	10	6
2025	39	7	34	20
2030	18	3	39	39
2035	10		30	59

Legend: Battery Electric, Hybrid, Diesel, Gasoline

Source: BCG; Because of rounding, percentages for each year may not equal 100%



EV SOLAR KITS
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Our Solution



STACKABLE FLEX PANELS
8X 200W

6KW INVERTER + BATTERY
2X 110V OUTLET - 1X 220V OUTLET - 2X USB OUTLET
2X SOLAR PANEL INPUT - 1X WALL OUTLET INPUT

ROOF FLEX PANELS
400 W

○ Up to 60 miles of added range per day

Provisional Patent

Our Product

Self installed to help increase simplicity.

Charge the car while it's driving.

Manufacturer warranty not voided.

We offer a 6-year warranty.

Estimated
Breakeven: 2.7 years for Commuter kit

However, we believe our customers are not concerned about ROI, as this is a lifestyle product that focuses on convenience and clean energy.







Unit Economics

The Universal Kit
Battery + Roof Panel + Rooftop extendable panels
< $4,500

The Weekender (for any EV) Battery + Extendable panels
< $3,000

The Commuter
Battery + Roof Panel
< $2,000

Cyber Truck*
Battery + Solar Truck Bed Cover
< $5,000

Target Margins: 30%+

*Not currently in development



EV SOLAR KITS
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	Problem	EVSK Solution
Adding more charging stations	• Still requires stopping and waiting to charge • Not portable	• Fully portable set up designed to allow for charging on the go
EVs with more range	• Much more expensive to buy a higher range car than an EVSK kit	• Our kits are ~25% the cost of upgrading range and are designed to provide energy savings of >$7,000[1][2]
EVs with built in solar panels	• Limits purchase to the specific car brand and you must buy a new car	• EVSK aims to be compatible with all EVs on the market

[1] Assumes $1,799 MSRP for the Commuter compared to a $9,500 long-range upgrade for Tesla vehicles
[2] 5-Year energy savings for the Overlander is calculated by assuming a range per day of the Overland of 90 miles, public charging cost per mile of $0.075, and a 365-day year.



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Traction

- **$139,000 Pre-orders**
- **Over 300,000 video views**

- **Average order price: $1,800**
- **$0 ad spend. All organic**
- **$120k investments signed**



EV SOLAR KITS

Home   About   Contact   Pre-Order   Log In

NEW — Overland Kit - M3/Y

NEW — Rooftop Kit - Tesla Model Y

NEW — Extendable Kit - Any EV — Quick View

NEW — Rooftop Kit - Tesla Model 3

  
  
  
  

EV SOLAR KITS
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Customer Profiles

Commuter

- Daily Driving
- Camping
- Supercharging

12,000+ yearly miles   No home charging   Eco freindly

The Universal Kit

- Daily Driving
- Camping
- Supercharging

Tech Focused   Prepared   Adventurous

B2C Market

- EV owners interested in clean energy
- Daily commuters
- Owners without access to home charging
- Adventure seekers & campers
- Off-grid, rural owners
- Tesla superfans

B2B Market

- EV rental fleets
- EV ride share companies
- OEM licensing opportunities
- Commercial cargo van fleets
- Commercial semi truck fleets
- EV Dealership add ons

Team

EV SOLAR KITS
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Steele Wasik
CO-FOUNDER & CEO
M.S. ADVERTISING
SOLAR/BATTERY
BACKGROUND



Jonathan Roklen
CO-FOUNDER & CTO
M.S. ENGINEERING MANAGEMNET
SUPPLY CHAIN SPECIALIST

Investors/Advisors



Amar Amin
Founder & CEO



Christine Woodhouse
Hedge Fund Manager



Nic Halverson
Founder & CEO



Gabe Dominocielo
Founder and President










EV SOLAR KITS
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Our Vision

Horizontal Growth

We would like to expand into the commercial market as fast as possible. This means kits for Amazon cargo vans, electric semi trucks and our first non-automotive product; a mobile solar charging station for electric construction equipment (excavators, lifts, plows, etc)

Product Redesign

Eventually we see offering an option with no battery, where solar power can go right from our panels into the car's battery to increase efficiency. This will require partnerships with legacy automotive.

Partnerships

We believe that partnering with legacy auto companies to design specific kits for their vehicles potentially increase revenue and brand awareness as well as potentially open us up for acquisition.

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Company Road Map


Proof of Concept
Patents
Media
Pre-Seed
Fundraising
Manufacturing
Pre-Sales
Final
Engineering
Deliveries
More R&D



EV SOLAR KITS

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EVSOLARKITS.COM

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript



ROOF FLEX PANELS
400 W



STACKABLE FLEX PANELS
8 X 200W



6KW INVERTER + BATTERY
2X 110V OUTLET - 1X 220V OUTLET - 2X USB OUTLET
2X SOLAR PANEL INPUT - 1X WALL OUTLET INPUT

ROOF FLEX PANELS
400 W

STACKABLE FLEX PANELS
8X 200W





6KW INVERTER + BATTERY
2X 110V OUTLET - 1X 220V OUTLET - 2X USB OUTLET
2X SOLAR PANEL INPUT - 1X WALL OUTLET INPUT

**ASSUMING 6 HOURS OF DIRECT SUNLIGHT AND A 50KW BATTERY

2000 WATTS
OF SOLAR POWER



**ASSUMING 6 HOURS OF DIRECT SUNLIGHT AND A 50KW BATTERY

UP TO 60 MILES
OF ADDED RANGE PER DAY



**ASSUMING 6 HOURS OF DIRECT SUNLIGHT AND A 50KW BATTERY



STORE UP TO 30 MILES
OF EMERGENCY CHARGE

**ASSUMING 6 HOURS OF DIRECT SUNLIGHT AND A 50KW BATTERY



EV SOLAR KITS

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EXHIBIT G

Webinar Transcript

Brett Andrews:	Hey everybody, this is MicroVentures. Thank you all for joining us for this webinar today. Today we're going to be hearing from EV Solar Kits, a company that's building rooftop and extendable solar panel kits for electric automobiles. We are joined today with our co-founder and CEO, Steele Wasik. Steele co-founded EV Solar Kits in September 2021, which is his second CleanTech venture. He previously owned and operated the solar installation company Clean Choice Solar. Prior to founding both companies, Steele participated in a rotational leadership program working within multiple Austin-based companies where he specialized in data collection projects, advertising campaigns, and website design. Steele holds a master's in advertising and marketing from the University of Tennessee, Knoxville, where he focused on social media and green energy adoption. He also holds a bachelor's in International Politics and business foundations from UT Austin and studied international development at UCLA. Additionally, he was a track and field athlete at all three universities and previously represented the USA at the 2018 Pan-American Cup and the 2017 Thorpe Cup. How are you doing today, Steele?
Steele Wasik:	I'm doing terrific. How are you?
Brett Andrews:	I'm doing very well. Thanks for joining us here. So really quick before we jump into it, for the folks who are tuning in, just wanted to give you some setup of what we're going to be doing here. So Steele's going to spend about 10 or 15 minutes going through his presentation for EV Solar Kits to give us a little bit more background. We'd like potential investors to get to hear directly from him the story. Hopefully, you can see the EV Solar Kits first opening slide on your screen. Once he's done giving us that background, he is going to kick it over to me and we're going to go through some conversational Q&A so be sure to stick around towards the end because once we're done with the Q&A, I'm going to point everyone towards places you can find more information and also where you can look at investing. So with that, let you take it away and introduce everyone to EV Solar Kits.
Steele Wasik:	Terrific. Yeah, thank you so much. That was a very warm introduction and definitely have a little bit of living up to do in this presentation. That was very complimentary. Thank you. So yes, EV Solar Kits. This has been a passion project for the past year and a half now, and I'm so excited that we're getting closer to making it a reality. I guess I will start with the kind of origin story. So I am the son and grandson of Cadillac engineers, design engineers. So I grew up in the auto industry, always going to car shows, things like that. So I remember seeing Tesla and Fisker kind of debut at the LA and Detroit auto shows, and was really just fascinated with electric vehicles from the get-go. And so, flash forward years later, I become a Tesla owner and loved the car and the vehicle and was a little frustrated with the technicalities and responsibilities that come with owning an electric vehicle.

And so with a spur of inspiration and some spare solar panels lying around, I connected some panels to my Model 3, probably about two and a half years ago now, and just with some YouTube engineering, I'm definitely not the one doing |

the engineering behind the scenes and that's definitely good for our customers and our investors, but was able to make this cool little proof of concept and did enough driving around with it where people were fascinated, taking photos every time I had the car out and coming up to me and asking what was going on and how effective it was. And truth be told, it was not very efficient, but the idea was there, the basics were there and it is something that needed to be pursued, something that I think "legacy automotive" was ignoring. And so that right there was the birth of EV Solar Kits in this entire project.

So taking that and moving forward into the deck a little bit. Yeah, I'd be happy to explain who we are, what we're doing, what the goal is and why you should invest. So with that being said, let's move it along in the pitch deck here. So that's just a legal notice. So starting with the problem, what are the problems with EV ownership? So if you have an EV, you've definitely experienced all these and more, and if you haven't, maybe it's something you haven't thought about, but the time is coming. So first and foremost, range anxiety, everybody has it. If your car tells you, you have 300 miles of range, you do not actually have 300 miles of range. You might have about 250 if you're lucky. So that depending on weather, battery, performance, things like that, it's always kind of a question, how much range do you actually have?[i]

Next, moving on to lack of infrastructure. So yes, we are putting up charging stations as fast as possible and that is a phenomenal resource. However, if you can look at this nice, not chart but image here on the right, you'll see that all of these chargers are basically in major metropolitan areas. So very difficult to find and access high level charging if you're living outside of the city.[ii] And that makes sense, but at the same time, it makes ownership very, very difficult if you're not living downtown. So on the grid charging basically, you have this preconceived idea that owning an electric vehicle is green and is good for the environment and using electricity as clean and gas. Well, it absolutely is. We still have to acknowledge that the electricity that we're using comes from fossil fuel powered plants.[iii]

And so that's just something to pay attention to moving forward. It needs to be powered in other ways. The final bullet point is really why I started the company and why I built this proof of concept and it's called lifestyle aversion. And so what that is basically you have to change your lifestyle. You have to say no to plans.. You have to change up your daily routine if you have an EV. And that's something that a lot of people don't realize. And so our goal is really to make owning it an electric vehicle more accessible and just a whole heck of a lot easier for everybody out there.

So taking a look at the opportunity, obviously we're seeing more and more and more EVs on the streets. And so we've all kind of seen this trend that electric vehicles are being produced in larger quantities and more brands have products being offered. And overall that's absolutely a win. So EV sales doubled in 2021, hitting signal 6.6 million. This is a phenomenal trend.[iv]

So looking at ending year numbers 2022, total addressable market for us should be right around 13.2 billion.[v] That's all EVs. And so looking at our beachhead, taking things a little more focused just here in the US we're looking at about a four billion market.[vi]

So our solution, what is our product? We have a really cool layout here of basically a battery and inverter that is capable of fast charging and connecting to your electric vehicle combined with basically array of panels. And that can come in a reflex panel, stackable flex panels that can be stored in the trunk of your car or the truck bed. We also have a few other product offerings such as a universal kit and then some other ones that are in development such as a cyber truck mounted kit and a truck like Tonneau bed cover. So basically we were looking at how can we get the most amount of solar cells on the vehicle, how can we do it in an affordable and stylish way? And then how are we going to connect this and really make enough power to make an impact on your vehicle?

And so basically what that has looked like is trying to cover the commute of the average American. So we have kits that give you more power than that. We have kits that can give you less power than that. It definitely depends on your unique situation, but for something crazy out in the wilderness, we've got you covered. And for something just getting a few miles to work and back, we've got you covered. So our products are self-install and we want to be as simple as possible. When I think about this, it's like I want my mom to be able to open up this product and throw it on her Model Y and not have too much trouble. And so simplicity and design is really what we're striving for. So we're looking at being able to charge the car while it's driving, whether it's directly to the vehicle battery or through our auxiliary battery.

We have two options. So this doesn't void the manufacturer warranty. We are making dead certain of that. That's incredibly important. Obviously, the Tesla warranty and a lot of other electric vehicle warranties are truly phenomenal and definitely a big selling point and a reason you have the vehicle. So we definitely don't want to interfere there. We offer our own warranty, which is very important because obviously this is a financial investment. We want our kit to be very durable, enter the elements, high speeds of driving, all that fun stuff. So the breakeven, the ROI for our customers, what does that look like? Well, it's constantly changing as energy prices are increasing, supercharging prices are increasing and then the cost of solar cells is decreasing, which is phenomenal. So right now, we have an estimated 2.7 years for the commuter kit.

So while the ROI is very important and it is a financial decision to buy a product of in this price range, it's really a lifestyle product. And so if you are a daily commuter and this suits your needs and it basically alleviates the issue of you having to drive to a supercharger once a week and sit there for 45 minutes just to go about your business, we've got you covered. If you are a camper or fisherman, whatever and you like the outdoors and you're always scared to take your EV, then we have a kit for you. And it's basically going to enhance those hobbies, enhance our lifestyle a little bit, and that's something we feel really

good about. So looking at our unit economics, it's important to know that our margins initially are going to hover right below 30%, and that's just with low volume.

That's what some discounts that we gave obviously for our early adopters, which are instrumental in making this company work. So looking at the kits here, we've got the universal kit, weekender commuter cyber truck. You can see that there's a pretty consistent price range of a few thousand dollars for these kits that has to do with the solar cells. Obviously, the battery is a heavy factor in that. So we're excited that as new companies push new cell development, new battery composition that these costs will go down and energy production will increase. And so it's really just a phenomenal industry to be in, see the tremendous innovation and be able to work with all these other companies. It's something that really excites me and probably one of the best parts of the position that I'm in is being a part of all this.

So there's a lot of people who poke some questions about why might you need this kit? So a lot of things that we hear are, hey, just add more charging stations. Well, the problem with that is it still requires you to stop charging and wait. It's not portable and ultimately you're never going to have them everywhere you need them to be. This is not only an adventure kit, but it alleviates the problem of having to stop or go to a certain location. So if you could just drive to work and while you're at work, somebody fills your car up with gas, that would be a phenomenal service. So we'd like to think of it in that way. So our solution obviously is a fully portable setup and it's allowed for charging on the go. So the next thing that people kind of point to as well, EVs are just going to come out and they're going to have more range.

So our kits are much, much cheaper than that and they also serve a much greater purpose and have obviously a component of sustainability as well as ingenuity. And that's something we're really excited about. So let's talk about EVs with built-in solar panels. This was ultimately the passion that led me to this. There are a few startups around the world who are working on this. I fully support them. I think what they're doing is phenomenal. However, the auto enthusiast and me would be a little scared to buy a car from a company that's never made a car before. And I think that's the biggest fault. You don't see GM or Ford, you don't see these companies putting solar panels in their cars. You see new startups creating funky, lunar rover-looking vehicles that have solar on them. And that's amazing. And I trust that the solar works and I trust that that is a huge component.

But if you're talking about safety ratings or all these other design flaws that legacy automotive have perfected over the years, I'm not sure, I want to trust a brand-new car on the market. So that's another differentiating factor between us and maybe an Aptera or a Lightyear. Again, fully support their companies and make amazing products, very excited to see them on the roads. So we aim to be compatible with all electric vehicles on the market and honestly all non-electric vehicles, if you want a solar truck bed cover on your F-150 because it's your

work truck and you want to power things on the work site, this is a phenomenal use case that has really nothing to do with electric vehicles. So we are very happy to provide things like that going forward.

So taking a look at our traction, we had over 300,000 video views, and $0 in ad spend. We are still all organic, which is really cool. It's just phenomenal to have a community that's as invested and as interested as the EV community, as the solar community, as the sustainable CleanTech community. So we've had a tremendous amount of support and all of this is continuing to increase, which is phenomenal. So looking back at our customer profiles, I did touch on this a little bit during my intro.

We have the commuter, obviously they're going to be daily driving. They're not so interested in camping and you're charging a ton. They're putting a lot of miles on the vehicle. So for us, it makes sense. There's a lot of people who aren't going to have access to home charging, whether they live in apartments or they're renting their home or it's just, frankly installing home charging is expensive. It can be $3,000 or more to get a proper setup installed.[vii] And so there's a lot of people who just don't want to make that commitment. So now looking at our two different markets, so the B2C market is where we've started just because it's easiest, it's the most attainable for a startup to sell their product to individuals. So we have people who are interested in just clean energy, people who commute and are very, very tired about the issues they have without access to home charging or the superchargers too far away. But basically, just people who would be affected by the convenience of this product. We also have your adventure seekers off-grid rural owners. You'd be surprised when you're driving around rural Texas or rural Ohio, both places I'm from, how many Teslas you spot. And it's really cool to see them out there.

And obviously, the performance speaks for itself in those situations. So the more electric pickups that are offered, the more we'll see that impact outside the metropolitan areas. And then also obviously you have your Tesla super fans. Once upon a time, I belonged to this group, every accessory, everything that was offered, I was going to purchase it for my car because that's what made it different. That's what made it cool. So definitely a lot of strong support there. What we're looking to get into is the B2B market. So there's EV rental fleets, EV ride share companies, there's like licensing opportunities. There's so many electric cargo vans that are, whether they're fleets for the company or for the rental. So semi trucks, Tesla's finally delivering on their semi-trucks after however many years is very exciting.[viii] So we're at the tip of the iceberg, so much to come and there's so many other opportunities that will present themselves and as long as we make a fantastic product that works and we can stand by it, I think that all of these are very, very real possibilities for us moving forward.

So looking at the team, so myself and Jonathan Rocklin, co-founders of EV Solar Kits, there's a little bit about our backgrounds below. So obviously my background's in advertising, solar, and battery. Jonathan's background in

engineering management and supply chain. We've just got a few investors and advisors up here. We have much more than this, but if the font gets too small and the photos get bad, it's not worth having them up there. So Amarin, our lead investor founder of Matchpoint GPS, basically a GPS installation service. They created their own tech, they had it manufactured and they had it installed. It's also in the automotive industry. So it was kind of a perfect fit. He's been a tremendous help. We have other investors too, that do various things, including Christine who's a hedge fund manager here in Austin. Our advisor board is phenomenal. So Nick and Gabe, both founders, they have tremendous companies.

A lot of impact on what we're doing here and it's just good to know that we have the support of some amazing individuals with a lot more experience than myself and Jonathan who have our backs. So phenomenal team for a, I guess second-time founder and a first-time founder to have so that we're definitely not outgunned, we've, we've got the experience on our side, so that's terrific. So let's take a look at our vision. Obviously, we are in the infant stage of this company and there's so many directions that we could pursue. So the possibilities are endless. So however, when it comes to horizontal growth, I mean we want to expand into the commercial market as fast as possible. And so we want to make as many different kits as possible. So if you're talking about your electric cargo vans or your semi-trucks, non-automotive products, if it's just mobile charging stations, basically everything that we can to make an impact in basically sustainable power.

And so there's construction opportunities, there's obviously logistical opportunities and delivery services, things like that. So we're in a really good position to pick and choose which kits we develop and which markets we get into from here. Obviously, starting with our current customers and pre-order holders who are going to be using these kits on their daily driver vehicles. There has been such a massive investment into solar and battery technology as we've kind of seen with the gas crisis and other things throughout the year. And so it's very exciting to see what's going to come off the market, what's going to be available for us to use for our products.

So wrapping this up with partnerships, partnerships are our biggest opportunity moving forward. Obviously, if we are able to find a corporate partnership that works, we'll be able to manufacture these things at a much quicker pace and we will honestly just be able to make a much better product and get it out into the market a lot quicker. So we have a few potential partnerships that we're very, very excited about and we'll get into those later if that's allowed on this call. But we believe that extending our product, our designs to whether it be legacy automotive or other solar and battery companies, other accessory or charging device companies, we've found that there's a lot of interest and it's something that we're actively pursuing each and every day. So company roadmap, this is going to close it out here.

So we started with proof of concept patents, media, basically we created the business plan and then we went into pre-sales and then pre-seed fundraising. So right now I'd like to move this little blue guy right here over a little bit to final engineering. As of last week, we are now in the final engineering phase and constructing the physical MVP. So really terrific progress; getting through COVID and the supply chain crisis was incredibly difficult, but we were able to survive and if we're able to survive in that climate. So something we're super excited about getting into manufacturing and making these deliveries. So that concludes the pitch deck and I hope you guys enjoyed, I hope I covered everything, but for now I guess we'll get into Q&A and answer some questions.

Brett Andrews: Thanks, Steele. No, I think you did cover quite a bit of it, but so most of my questions are going to be maybe more clarifications than anything, but that was very, very well done. So first I wanted to back up to one of the things you mentioned when you were discussing the problem, and this is coming from someone, so I don't have an EV, I'd like to eventually get one someday, but for people who may be in similar boat, you talked about lifestyle aversion. I'd love to hear a little bit more in terms of maybe some examples of what you're talking about. I think I've got some ideas, but love to hear, since you've been an owner for a long time, what kind of things do you run into when you don't driving something without an app?

Steele Wasik: So lifestyle version can be as simple and straightforward as, hey I'm going to go visit a friend and maybe they live out of the city or out in the boonies somewhere and frankly, there's no charging stations out there. And so you're thinking, man, am I really going to go out of my way and charge here and basically add an hour or more onto this trip just to take this electric vehicle. And so what I would end up doing is just going to one of my friends who owned an '05 Camry and saying, Hey, can we trade cars for the day? And obviously, they're super excited to drive a Tesla around for the day and go maybe a little too fast. And so I ended up car swapping a lot when I was trying to do activities that were out of the way or just required a lot of driving because the charging time or the charging locations are just so inconvenient.

Kind of piggybacking off that if you're just finishing up work for the day and say maybe you got half charge on your vehicle and maybe something happens, maybe there's new plans, you're invited to do something, maybe there's an emergency and you got to drive home, whatever it might be, it's really inconvenient to only be able to use maybe a hundred miles and then realize you have to stop. And so there's just so many situations where life throws us a curve ball or plans change. And if you are not fully prepared by charging your vehicle, it can just be one more massive stressor that just makes you think, ah gosh, is it worth it to have this car? So I experienced a lot of that as just very busy individual, a frequent traveler and an outdoors man. So it was one of those things where I loved my vehicle but there were just so many situations where it kind of failed me.

Brett Andrews: Yeah, that's interesting and interesting perspectives. I think a lot of us who may be in the market for getting an EV probably don't even take that in into consideration and then next thing you know you've like, wow, I've got this obligation on my hands almost like I've got a dog at home, I've got to go. You're know exactly what you're getting into. So having something like your product I think could definitely help solve that. You also talked about looking for your solar panel kits to looking to extend the range. I think you said there's some products that have a little bit more range than others. As someone who doesn't know much about just the solar technology is extending range on the products, is it a function of just larger panels, more service area on the vehicle or better batteries for storage of that? I mean maybe it's a mix of both. I'd be curious to hear and maybe some of it is just technology that hasn't been completely fleshed out yet, but I'm curious to hear how you think about extending range on the kits themselves.

Steele Wasik: Yeah, absolutely. That's a great question. So I mean service area is the name of the game, but at the same time, solar cell technology and solar efficiency is rapidly improving. So whereas maybe five years ago having a solar panel with 15 or 17% percent efficiency was top of the line, top of the market.

Now we're getting readily available panels that are at 25% efficiency[ix] and there's panels in testing that obviously the composition might be very expensive or they're not ready to be mass manufactured, but there are panels that are testing above 30% efficiency. So we're talking about within maybe the span of seven years, doubling your output just by improving cell efficiency. So that battery composition is a massive component of this storage is going to be instrumental moving forward not only with what we do but honestly with smart homes and storing energy for smart cities. So that's also an area that I'm very fascinated with. But I think for us specifically inverter technology, so converting the energy and transferring it, I, that can be incredibly inefficient. And so as we improve there, we'll be able to lose less and less energy moving forward, which improvements in basically all three or four of those sectors moving forward can ultimately make drastic increases in just your driving range.

Brett Andrews: Very cool. It sounds like there's a number of different levers you guys can pull on to continue to make product improvements. You, you've sort of alluded to this throughout the presentation, but I don't think there was a direct slide talking about it. So can you share with people what are the current models that you guys are focused on being able to fit with and I guess how do you think about that developing over for over time?

Steele Wasik: Yeah, absolutely. So the first two kits that we're putting into production are the rooftop kit. So you'll see that in front of us on the screen right now where it's a sleek flex panel that's nicely mounted on the rooftop of the vehicle. And then the universal rooftop kit, which basically is a combination of the rooftop kit and the extendable. So you've got one panel that mounts universally on any roof rack. So you can put it on a Tesla, you can put it on a Suburban, you can even put it on a Porsche if it has roof rack. And what that looks like is a tri fold kit. So

you've got 1,200 watts of solar, 400 exposed while you're driving and then an additional 800 that extend forward and backward while you're parked.

This kit will work with any non-EV and we thought it was very important to go to market with that kit first, purely because of the size of the market and honestly this can help any driver can help you for commuting, can help you if you're camping and will actually be able to shift these worldwide where obviously the EV population density is much, much higher. So we wanted a kit that has all the power, maybe not the aerodynamics or the looks, but just is able to deliver on what we wanted to deliver on. And then we also wanted a very nice streamlined, maybe more luxury product that blends in and mesh as well with the EV Tesla kind of brand image.

Brett Andrews: Got it. Okay. Maybe I misunderstood. I thought it you could only work with Teslas for the time being. So you're saying some of these kit you doesn't matter what make or model the vehicle is, you can Absolutely. Okay. Yes. Wow, great. Well, that's great to hear. So hopefully maybe the listeners did understand that and I missed it. Okay, got it. And then also you talked about customer profiles, you've got sort of the commuter and then the adventurer, the people who want to go camp outdoors. I was curious, do you guys have been able to collect any data for your initial customers on what that split typically looks like? Is it kind of down the middle, sort of average 50/50 or are you seeing more in one bucket than the other?

Steele Wasik: I'd say it's about 75/25, 75 being commuters. Obviously, most people have to go to work and I think a lot of people buy a Tesla because they're commuting, because they're putting miles on their car and I'd say the ultimate commuting vehicle. And then there's people like me who do that. But on the weekends I'm a bit of a weekend warrior and I'm going to go do some crazy stuff and maybe basically that use my vehicle for things that are not for commuting and it may be a little more extreme. And so for that the communities are a lot tighter, it's very easy to identify individuals who are doing these activities and so when a new product comes into the market that might aid them or their community, they're pretty vocal about it.

Brett Andrews: Got it. Okay. So that's a good segue because the reason I asked was obviously, understanding your customer profiles as with your experience in marketing is pretty key in terms of finding those customers when it comes to generating sales. You mentioned that you've been doing all of this on zero ad spend, which is really, really incredible. I was curious though, when it comes to organic, how are most of these individuals finding you when you say organic? Are these or are most of these people, people who had never even heard of you and I mean do you have an online community somewhere? Are they just Google searching coming across the site and then just finding you true organic?

Steele Wasik: So a lot of it is SEO and them finding us through Google because when you type in EV, portable solar chart, all that, there's not a whole bunch that comes up. We've been pretty darn successful with our videos and our social media. We've

done a little bit of promotion through influencers who are just interested and care enough about what we're doing to give us some promotion, which is awesome. And then we've been active in Facebook groups, on Reddit, things like that. I love the electric vehicle community. It's very tight knit, it's very people who are very dedicated to innovation and making things better.

And I sometimes identify it to one of those jokes about how someone's a vegan, well they'll let you know or how someone does CrossFit, well they're going to let you know. It's the same thing with electric vehicle. If you meet someone who has an EV, they are going to talk about it and probably annoy you a little bit. And so they're very easy to identify in terms of paid advertising and once we have the budget for that, I'm very excited to pursue that. But for now it just doesn't seem like a good use of company funds. We know that that will always be there and we'll know we'll be able to pull that card when we need to. Yeah, I think that makes it a good argument.

Brett Andrews: Yeah, sure. I mean I think for people listening to understand how powerful that is and so many companies have to spend crazy amounts of money just to start getting customer traction. So if you can do that with zero ad spend at the very early stages, I mean really when you're at MVP stage of the product, I mean it's incredibly powerful. So good industry to be in. As you mentioned it, you did talk about at some point you know will have the money or you'll decide that maybe a good place to put resources will be in the marketing side. I was curious, how do you think about that long term? Obviously not holding you to anything because things can change and it's all, the market is very dynamic, but have you thought about retail sales channels? What gets you excited long-term when you decide that you are ready to put some funds towards the actual sales and marketing side of the business?

Steele Wasik: Yeah, I think retail partnerships and basically even if it's licensing, I think there's a lot of different ways that we can get this product in the hands of our customers. First and foremost, the easiest way to do it is selling online through our own website because that's just the easiest way to reach people. Once we have enough traction, once we have enough sales, we can then go to other sites, other companies, basically there's a lot of used electric vehicle dealerships, obviously Tesla and most of these companies are doing direct to consumer models.

And so for them to be able to offer this product on any car and then just roll it in with the car's monthly payment, it's very similar to the solar industry and putting solar on a new house. So definitely potential there. We would love to work with all the logistic companies that are converting to electric. I think you know have Hertz who bought, I think it's like 100,000 Teslas and those are getting delivered over two years. So EVs are going to be everywhere, and the opportunities are going to grow as time continues. And so we'll look for those strategic partnerships and make sure that we're able to fulfill those needs as the requirements are met.

Brett Andrews:	Got it. Last couple of questions and that, just to touch on that point, I know you touched on partnerships briefly at the end. I don't know if there was anything else you wanted to share there. If you want to give us more detail on what you're talking about specifically up to you if yeah it's too early, that's totally fine as well.
Steele Wasik:	Yeah, no. I'd be happy to. There's two companies. One's European, one's US-based European company. They are an EV leasing company and they're the biggest in Europe. So they are very interested in partnering with us and offering our kits as basically an add-on accessory for their entire lineup, which would be phenomenal. And that obviously gives, that's a really big upper hand in moving into really operating on a global scale, just not inside the US.
	The other company is a solar device company that has a lot of background and experience in manufacturing panel cells, batteries, the devices themselves. So that would be incredible partnership in terms of making sure these kits are produced as fast as possible and as efficient as possible and making sure that it's a great product from the first run on out through the last. So two really awesome opportunities. We're in the midst of things again, we're shortly approaching our finalized MVP and so that's something that so many partner potential partners, so many potential investors are really excited about. So I think execution on that will be really what seals the deal for us.
Brett Andrews:	Got it. Yeah, I'm excited to hear how those end up developing. Sounds like that those could be some very beneficial alliances there. So two more topics. One on, I just wanted to touch on competition. I know you did talk quite a bit about it on one of the slides and most of it sounded like you were talking a bit about some of these new EV brands that have built in solar panels and you made the point, which I think is certainly helpful that while the solar panels might work, who knows what the quality of the car is going to be. Because many of these companies are pretty young. Is there anybody else as far as you're aware, that is doing sort of add-on aftermarket solar panel kits, basically direct competitors with you guys? And if so, I mean you don't need to name them specifically, but if so, I mean how do you feel like you're differentiated on that component?
Steele Wasik:	Yeah, so in terms of aftermarket solar in the automotive industry, I've seen one website from a company from Scandinavia that's trying to make solar like Tonneau covers. They're focusing on trucks. There's a European company that's basically selling adhesive solar panels that you can stick on the sides and on top of semis, which is very interesting. I think they just sell the panels. I don't think they actually have an inverter or system or anything like that with it. So obviously people have this idea and the ideas out there and it's semi obvious if you have an electric device that's sitting in the sun all day, why wouldn't you put solar on it?
	So finding the proper mechanisms for increasing the surface area of the solar and making sure it's properly integrated is the tricky part. So there will definitely be more competition to come. Any sort of giant turning their attention to this

would be I think very beneficial for us and for the entire market. I think it would give more validation to the idea, to the technology and just to the solution. So as of now, I think we're in a really good position. So I feel like we're a very good position.

Brett Andrews: That's great to hear. And even if someone's doing the full package designs, obviously a big piece of this, you want the aesthetics to look good and from everything you've showed us, it seems like you guys are doing really well there. So last piece I just wanted to cover before we go here. Obviously, the reason we're doing this webinar is to further educate potential investors on this as an investment opportunity. You showed us the final slide, which was the timeline and where you kind of are and what your plan is going forward. But maybe if you don't mind just spinning a minute or so or going through a little bit more detailed on the use of funds and how it breaks down in terms of where percentage wise, where you plan to deploy the capital.

Steele Wasik: So really from this fundraising endeavor, the majority of it is going towards research and development, engineering costs, prototyping costs, and then there's some small, there's always legal, there's always a little bit of marketing or subscriptions and then wages which are incredibly minimal for our country or our company, not our country. And so really the next six months looks like finishing this MVP, promoting the heck out of it. And that means going to auto shows and electric vehicle expos basically anywhere interested parties are.

So these current funds are going towards finishing engineering and then basically the launch of our, I'd say marketing endeavors and making this as appealing as possible for large scale investment.

Brett Andrews: Got it. I think that's a great place to wrap up and I mean look, I touched on a little bit ago, it's incredibly rare for a company that is kind of pre-market market delivery to have revenue. So for everybody looking at and hearing this story, I just want to make that point that this is, it's incredibly impressive given the stage that you're at. So I'll let you kind of share some parting thoughts. But before I do that, let me tell folks where they can find some more information related to the raise. So if you're listening to this webinar, you're likely already on the campaign page, but if not, we'd encourage you to go check that page out.

The direct URL is invest.microventures.com/offerings/ev-solar-kits or you can also go to microventures.com, hit the "Invest" tab and scroll down until you find the tombstone for EV Solar Kits on that page. Steele and the MicroVentures team, and I guess probably more in the EV Solar Kits team, we put together a conjunction of information where you can just read a bunch more about the business. There's even a more detailed breakdown of the use of funds. The pitch deck that Steele went through is also listed there.

If you go down, we've got some industry background, a little bit more background on the unit economics if you need to dig into that. We've got background on the team there as well. And then also the terms of the

investment that is also listed there. That's something that I would find important if I was a prospective investor. So you can check that out there. And then if all, after going through all that and listening to the webinar, you still have questions, there's also a discussion forum down at the bottom of that page. And so it's a nice little feature because people can ask questions and every other potential investor gets to see the Q&A. And so Steele's done a really good job of responding to those. So first I'd say go down there, read the questions that have been asked and see the answers.

If you've still got any outstanding ones you could submit them and I'm sure Steele will get back to you on feedback. So that's a good place to also use as a resource. And then of course, if you'd like to invest, we'd really encourage you to do so. To do that on that same page, there's a bright orange "Invest" button up at the top, right? If you have an account with us, I'm sure you know how this process works. If you don't, free to make one, it's pretty simple.

So go in, just put your information in, ultimately hook up any sort of form of payment that you want to make and you can decide how much you'd like to participate. As I said, we're really excited about what these guys are doing. It's impressive where they are at such an early stage and really, as you heard steel, steel share, there's a lot of things in the future to be really excited about. So if you'd like to join us on this journey, that's the best way to do it. And I'm sure Steele may have some other places to point people towards as well. So any other places you'd like them to check out? I guess if they're EV drivers, they should probably check out the website if you're still taking pre-orders.

Steele Wasik: Yeah, absolutely. Yeah, pre-orders open. And then we do have obviously links on our website, evsolarkits.com, back to MicroVentures and our raise there. We also have a little bit of information on the team, like some great articles that we post about problems with EVs, the new solar technology, all that fun stuff. If you really want to nerd out with us, yeah, please come check it out.

Brett Andrews: Fantastic. Well, we really appreciate your time today, Steele. And thanks for everyone who tuned in and listened to this. I'm sure everybody's got busy days going on, but like I said, we're excited about what the EV Solar team is doing. So thanks again for the time, Steele. We really appreciate it.

Steele Wasik: Oh yeah, thank you so much. This has been my pleasure. I'm always happy to share about what we're doing and yeah, thank you for having this on your platform.

Brett Andrews: Sounds great. We'll talk soon.

Steele Wasik: Terrific. Thank you. Bye.

[i] https://www.tomtom.com/newsroom/explainers-and-insights/fixing-range-anxiety/

[ii] https://roadtrippers.com/magazine/how-to-find-ev-charging-stations/

[iii] https://world-nuclear.org/nuclear-essentials/where-does-our-electricity-come-from.aspx

[iv] https://www.iea.org/news/global-electric-car-sales-have-continued-their-strong-growth-in-2022-after-breaking-records-last-year

[v] $2,000 (EV Solar's average pre-order price) multiplied by 6,600,000, which represents global EV units; https://www.iea.org/data-and-statistics/data-product/global-ev-outlook-2022

[vi] https://www.bcg.com/publications/2022/electric-cars-finding-next-gear

[vii] https://www.fixr.com/costs/home-electric-vehicle-charging-station

[viii] https://www.zdnet.com/article/tesla-finally-delivered-its-first-electric-semi-trucks/

[ix] https://www.pv-magazine.com/2022/03/31/trina-solar-achieves-25-5-efficiency-in-topcon-solar-cell/